# BLUMARTINI

The premier stock trading platform
with zero commissions.


WHAT IS BLUMARTINI?

**BluMartini** is a stock trading app targeting **millennials**, by offering **industry-leading** tools, **commission-free**.


10:20 AM
Search Stocks
Search by compan
Top Tech Com
Hot Biotech Co
Best Cryptocu
10:20 AM
Search Stocks
SCAN
Change from open
LAST TRADE
>$10.00
SECTOR
Utilities
OPEN
HIGH
CURRENT
SMPL $12.40 $23.12 $22.98
AMID $12.40 $23.12 $22.98
SPH $12.40 $23.12 $22.98
TRGP $12.40 $23.12 $22.98
JE $12.40 $23.12 $22.98
BUY
SELL
+265.78
You are long 2000 @ $5.67

# The BluMartini story


Website and live trading group opens
Dec 2016
Problems in mobile trading options arise
Dec 2016
BluMartini is formed
Jan 2017
Initial design and revenue streams completed
Feb 2017
Co-founders self-funded initial development
Apr 2017
MVP development finalized
Aug 2017
Creation of AI/Machine Learning real-time guided experience base
Dec 2017
Friends and family investment round closes
Mar 2018
Full development kick-off
Apr 2018
2 partnerships — Bring additional exposure to 600k+ monthly and B2B vertical with pilot program in place
Jul 2018
Bloomberg TV episode to begin airing
Oct 2018

We already empower new traders through our **private trading club**.

"These guys have their finger on the pulse of what today's generation of traders need to navigate complex markets. I can't wait to use this app because it's created by a team that lives in market just like I do.

- **Nick**, Atlanta GA



"I'm totally excited to use your upcoming platform! I've drastically improved my trading with your lessons, your stock selections, and your on-point charting skills.

- **Tommy**, San Francisco CA




THE MARKET

# Market size


176 Million
93M
77M

**Stock market investors** (U.S.)
Total Available Market

**Millennials**
Serviceable Available Market

**Millennials *not* investing**
Market Share

Sources: MarketWatch.com - “The really bad news amid latest market volatility: Only half of Americans actually own stocks”,
CNBC.com - “Here’s why millennials aren’t investing”

Why are **83%** of millennials **not investing** in the stock market?

**Don’t know where to start.**

**1 in 6 millennials** now **have $100,000+** in their savings, while **47% have $15,000+** socked away.

**Millennials** are now just **warming up to the stock market**.

Source: USAToday.com - “Millennials: 1 in 6 now have $100,000 socked away”

# THE OPPORTUNITY



Mobile brokers **do not give users the tools** to trade as if they are using their desktop setup.

# Their **problems**


robinhood
TD Ameritrade
Fidelity
INVESTMENTS
E*TRADE
charles SCHWAB
Interactive Brokers

- ❌ Delayed quotes
- ❌ Filtered selection of tradable securities
- ❌ Limited research capabilities
- ❌ Delayed access to funds
- ❌ High commission fees
- ❌ Sub-standard Level-2 info and no scanner

# Our **solutions**

✅ Reliable live-streaming data

✅ Adjustable charts with numerous indicators

✅ Powerful tools to research companies



✅ Instant access to deposited funds

✅ $0 trading fees

✅ Level-2 split second trading and user-friendly scanner

We have **aggressive** national advertising & marketing campaigns.

### Partnerships

Secured partnerships to reach 900k+ unique monthly visitors.

### Television

Featured on Bloomberg TV, UnicornTV, and various other networks with national PR campaign in place.

### Video

A series of celebrity videos highlighting classic stock traders from the past and present.

# **Highly diversified** revenue streams

BluMartini Sapphire program for $9.99/month

FREE self-funded accounts to all users

Real-time education and tutorial for $9.99/month

Pre-market and after-hours trading for $4.99/month

Tiered interest rates for borrowed cash/margin trades

Accrued Interest on all unvested cash



# B2B vertical

💰 💰 💰

Powered By **BluMartini**

2,000+ individual account pilot program in place to begin immediately.





# THE PRODUCT

# Real-time stock quotes

Dynamic price changes can help you get in at the right price points, maximize profits, and minimize losses.


10:20 AM
Search Stocks
Apple
News
AAPL: NASDAQ
$153.53
12:30 PM PT
+1.85
OPEN
$153.53
HIGH
$153.98
LOW
$153.01
VOLUME
24.9M
1m 5m 30m 1H 1D 1W 1M 1Y ALL
153.53
17:46 18:01 18:16 18:31 18:46
MOMENTUM
Strong Buying Frenzy
SELL
BUY
BID
100 $155.80
10 $155.00
ASK
7 $156.35
10 $156.75

# Fully interactive charts

Analytical tools and supportive information give you confidence in making sound investment decisions.


INDICATORS
Select up to 5
VLM
Volume
ICHI
Ichimoku cloud
EMA
Exponential moving average
TRND
Trend lines
SMA
INDICATORS VLM ICHI EMA
53.53
12:30 PM PT
+1.85
OPEN
$153.53
HIGH
$153.98
153.78
153.68
153.58
153.48
153.38
153.28
153.18
14:00 15:00 16:00
1m 5m 30m 1H 1D 1W 1M 1Y ALL
BID
100
10
200
1200
700
You are long




10:20 AM
Search Stocks
Cancel
Search by company or symbol
Top Tech Companies
Hot Biotech Companies
Best Cryptocurrencies
space
Search

# Powerful research tools

Help educate you on the risks of the investments that you are getting into through easy-to-read fundamental and technical analysis tools, along with analyst, market, and social sentiment.

# State-of-the-art scanner

Make it convenient and efficient for you to find the most suitable stocks and trading opportunities that meet your specific criteria and metrics for trading and investing.



10:20 AM
Search Stocks
SCAN
Change from open
LAST TRADE
>$10.00
SECTOR
Utilities
OPEN
HIGH
CURRENT
SMPL $12.40 $23.12 $22.98
AMID $12.40 $23.12 $22.98
SPH $12.40 $23.12 $22.98
TRGP $12.40 $23.12 $22.98
JE $12.40 $23.12 $22.98
CVA $12.40 $23.12 $22.98
BEP $12.40 $23.12 $22.98
NGG $12.40 $23.12 $22.98
Accounts
Watchlists
Trending
Scanner
Settings


$153.53
12:30 PM PT
+1.85
OPEN $153.53
HIGH $153.98
LOW $153.01
VOLUME 24.9M
153.78
153.68
153.58
153.48
153.38
153.28
153.18
13:00
14:00
15:00
16:00
EMA
1m 5m 30m 1H 1D 1W 1M 1Y ALL
MOMENTUM
Strong Buying Frenzy
BID
ASK
100 $155.80
10 $155.00
200 $154.20
1200 $153.75
700 $153.35
7 $156.35
10 $156.75
50 $155.20
900 $155.00
30 $154.80
You are long 2000 @ $5.67 +265.78
SELL
BUY

# Exclusive Level-2 screening tools

Our proprietary Level-2 system show you recent buy/sell orders, bid/ask, and spread, as well as a custom and unique momentum gauge.



# **Funding** your account

## No minimum

You are not required to hold a minimum amount of cash on the BluMartini platform.

## Instant transfers

Link your checking/ savings account to your trading account for fast cash transfers. You can also transfer assets from your other brokerage accounts.

## Easy checks deposit

You can deposit checks into your BluMartini account by simply taking pictures of the front and back of the checks using your smartphone camera.

# THE TEAM



## The **founders**

### Andrée Ng



- 21 years of trading
- Serial entrepreneur
- Consultant at Accenture
- Management Science & Engineering (Stanford)
- M.S.E.E. (UC Santa Barbara)
- B.S.E.E. (UC Irvine)

### Brian Williams



- 12 years of trading
- Lifelong entrepreneur
- Owns and operates a successful trading group
- Seeking Alpha$^{\alpha}$ contributor
- Extensive social network (ability to reach 35 million people)

## Development partner: GIGSTER

By using well-known, experienced, and trusted developers we are ensuring a beautifully-crafted and secure platform that is delivered on time.

### Clients

usbank
IBM
MasterCard
Square
ebay

### Press

Forbes
WALL STREET JOURNAL
TC
Mashable
Inc.

We are building our own in-house development team with top-notch engineering talent.

# WHY US



# Because we were asked

Numerous members of our extensive network came to us with the problems they face and are eagerly awaiting our solution.

" Something that is sorely needed are level-2 indicators in a mobile trading platform. I exclusively use my mobile app to trade. I am using BluMartini's app the first moment it is released.

- **Janique Myers**



" I've been searching for a mobile app that allows me to make decisions using live data, one-minute charts, indicators, and momentum gauges. Can't wait to keep growing my portfolio with BluMartini!

- **Josh Cambe**



# Other apps leave you guessing

You never really know when the best time to buy is.


robinhood
Verizon LTE
12:55 PM
20%
AMZN
Amazon.com, Inc. - Common Stock
No Level-2 tools
1D
1M
3M
6M
1Y
ALL
Buy
Sell


Fidelity
ADEJ
ADIRA, INC.
Option Chain
+ Watch List
+ Set Alert
$68.09
+$0.30 (+0.44%)
Trade
70.00
65.00
60.00
10/1
10/2
10/3
10/4
10/5
1D
5D
1M
1Y
ADV.
No momentum indicators

# We **take** the **guess work out**

Giving users tools not available on any other mobile platform.


10:20 AM
Search Stocks
Apple
AAPL: NASDAQ
News
$153.53
12:30 PM PT
+1.85
OPEN
$153.53
HIGH
$153.98
LOW
$153.01
VOLUME
24.9M
1m 5m 30m 1H 1D 1W 1M 1Y ALL
153.53
17:46 18:01 18:16 18:31 18:46
MOMENTUM
Strong Buying Frenzy
SELL
BUY
Momentum gauge
SELL
BUY
BID
100 $155.80
10 $155.00
200 $154.20
1200 $153.75
700 $153.35
ASK
7 $156.35
10 $156.75
50 $155.20
900 $155.00
30 $154.80
KEY STATS
52WK HIGH $157.53
52WK LOW $150.98
AVG VOLUME 25.2B
MKT CAP 797.61B
P/E RATIO 17.83
EPS 3.28
PRICE/EARNINGS 17.19
DIV YIELD 1.64%
BETA 1.25
NEXT EARNINGS DATE 07/02/2017
Level-2 info

# Built-in scanner

No longer need to have multiple resources to research, find, and select new companies.


10:20 AM
Search Stocks
SCAN
Change from open
LAST TRADE
>$10.00
SECTOR
Utilities
OPEN
HIGH
CURRENT
SMPL $12.40 $23.12 $22.98
AMID $12.40 $23.12 $22.98
SPH $12.40 $23.12 $22.98
TRGP $12.40 $23.12 $22.98
JE $12.40 $23.12 $22.98
CVA $12.40 $23.12 $22.98
BEP $12.40 $23.12 $22.98
10:20 AM
Search Stocks
SCAN
Increasing volume
Uptrend & oversold
Change from open
Over 750k volume
Over 10% short float
JE $12.40 $23.12 $22.98
CVA $12.40 $23.12 $22.98
BEP $12.40 $23.12 $22.98

# Real-time education

Real-time tutorial-style education on how to use our tools to easily show events as they unfold and what they typically mean.



# Ease of transferring money

**FREE** - No transfer fees

**FAST** - Instant access to funds



# Large social followings

with marketing deals already in place in America, France, Italy, and Australia.


blumartiniapp
8
posts
266K
followers
4,255
following
Edit Profile
BluMartini
Premier Stock Trading App with FREE TRADING
300 new followers/day

This is just a small portion of the overall social campaign.

# Day trading TV show

BluMartini is the exclusive platform being used.


Apple
AAPL: NASDAQ
$153.53
12:30 PM PT
+1.85
OPEN $153.53
HIGH $153.98
LOW $153.01
VOLUME 24.9M
MOMENTUM
Strong Buying Frenzy
BID
ASK
You are long 2000 @ $5.67 +265.78
SELL
BUY
INDICATORS VLM TRND EMA
1m 5m 30m 1H 1D 1W 1M 1Y ALL


INVESTMENT OPPORTUNITY

**Seeking: $1.07M**

**For:**

- Ongoing platform development
- Business development
- Data storage fees
- Security
- Brand development/advertising



# EXIT STRATEGY

**BluMartini** will be listed on the new **Private Stock Exchange**

(Bill passed the House in July 2018).

We hope to **IPO within 3-5 years.**

# Our main competitor plans to **IPO** soon

## Robinhood

- $5.6 billion valuation
- #38 on 2018 CNBC Disruptor 50
- Robinhood has plans to go public
- Monetization model is lackluster and not viable long-term
- BluMartini has unique revenue streams in place with a B2B vertical already secured!


robinhood

# THANK YOU

https://blumartini.com/

**Brian Williams**

brian@blumartini.com

510.364.1861

**Andrée Ng**

andree@blumartini.com

949.300.5069